Exhibit 99.9

PRESS RELEASE

Plastic Recycling: Plastic Energy, Freepoint Eco-Systems and TotalEnergies partner on Advanced Recycling Project in the U.S.

Houston/Paris, October 26th, 2021 –, Plastic Energy Ltd., Freepoint Eco-Systems LLC and TotalEnergies have announced a strategic partnership in the U.S. Under this agreement, Plastic Energy and Freepoint Eco-Systems plan to build an advanced recycling plant in Texas, which will transform end-of-life plastic waste into a recycled feedstock called TACOIL using Plastic Energy’s patented technology. TotalEnergies will convert this raw material into virgin-quality polymers, which can be used for food-grade packaging.

The project will process and convert yearly 33,000 tons of post-consumer end- of-life plastic waste that would otherwise be destined for landfill or incineration. The plant is expected to become operational by mid-2024 with TACOIL to be used for the manufacturing of high-quality polymers in TotalEnergies’ Texas-based production units, enabling the creation of items such as flexible and rigid food packaging containers.

Plastic Energy, Freepoint Eco-Systems and TotalEnergies are all firmly committed to developing plastics recycling to address the issue of plastic waste and to build a more circular and sustainable economy in the U.S. and globally. In line with this commitment, TotalEnergies and Plastic Energy announced in September 2020 a joint venture to build a plastic waste conversion facility with a capacity of 15,000 tons per annum at the TotalEnergies Grandpuits zero-crude platform in France. The project is expected to be operational in early 2023.

“We are delighted to announce Plastic Energy’s first project in the U.S., which is a region that has enormous potential for the plastic-to-plastic advanced recycling market. Using our patented and innovative technology, this new advanced recycling plant in the U.S. will be able to treat post-consumer waste that would otherwise be incinerated, landfilled or end up polluting the environment,” said Carlos Monreal, founder and CEO of Plastic Energy. “Working with Freepoint and TotalEnergies, we will be able to recycle more plastics and reduce the depletion of natural resources, which benefits the circular economy.”

“Freepoint Eco-Systems is thrilled to partner with these two like-minded firms in an effort to reduce plastic disposed in landfills and to increase the recycling of plastic that heretofore has been challenging to recycle. The Texas project will reduce the need for fossil feedstocks, which results in carbon left in the ground, a more sustainable economy and a healthier planet,” said

Jeff McMahon, Managing Director of Freepoint.

“This strategic partnership in the U.S. following the construction of the first advanced recycling plant in France with Plastic Energy are important steps in the development of the advanced recycling of plastic waste worldwide as well as in the U.S. specifically. It shows our commitment to work with our customers to meet the growing demand for more innovative plastics with ever-higher performance, especially for durable applications. It will contribute to addressing the challenge of the circular economy and to achieve our ambition of producing 30% recycled and renewable polymers by 2030,” said Valérie Goff, Senior Vice President, Polymers at TotalEnergies.

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About Plastic Energy Ltd.

Plastic Energy is a global leader in chemical recycling, offering a sustainable solution to help prevent plastic waste, transforming previously unrecyclable plastic waste into a valuable resource. Our patented and proven chemical recycling technology converts end-of-life plastic waste into an optimal feedstock (TACOIL) for making virgin-quality recycled plastics. Plastic Energy currently has two chemical recycling plants that are in constant operation in Spain and is one of the few companies worldwide that has sold TACOIL from the conversion of end-of-life plastic waste to replace fossil oils in the manufacturing of new plastics. We are leading our field in the transition to a low-carbon circular economy for plastics. Visit our website at www.plasticenergy.com and follow us on Twitter and LinkedIn.

About Freepoint Eco-Systems LLC

Freepoint Eco-Systems is an affiliate of Freepoint Commodities LLC, a worldwide commodity merchant providing supply chain management services to its customers. Freepoint Eco-Systems is in the business of securing supply of waste plastic that is not being recycled and converting that waste into reusable products via advanced recycling facilities in which it has an ownership position. Freepoint Eco-Systems is expanding its recycling asset footprint across North America, Europe and Asia. www.FreepointEcoSystems.com.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Plastic Energy contact

•	press@plasticenergy.com or +44 (0)7557 969 966

Freepoint Eco-Systems contact

•	Paige Thornton
RF|Binder
212-994-7554
paige.thornton@rfbinder.com

TotalEnergies Contacts

•   Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•   Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.